032 Putnam U.S. Government Income Trust
3/31/10 Semi Annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1     Class A   28,378
          Class B   1,310
          Class C   1,455

72DD2     Class M   673
          Class R   146
          Class Y   693

73A1      Class A   0.359
          Class B   0.306
          Class C   0.305

73A2      Class M   0.341
          Class R   0.342
          Class Y   0.377

74U1	  Class A   80,017
	  Class B   4,026
	  Class C   5,780

74U2	  Class M   2,001
	  Class R   583
          Class Y   2,482

74V1	  Class A   15.06
	  Class B   15.00
	  Class C   14.99

74V2	  Class M   15.07
	  Class R   14.94
          Class Y   14.97

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount.
The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 74P

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman Brothers Special
Financing, Inc. (LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers
Holdings, Inc. On September 26, 2008, the fund entered into a receivable purchase agreement (Agreement) with another registered investment company (the Seller) managed by Putnam Management. Under the Agreement, the Seller sold to the fund the right to receive, in the aggregate, $2,002,118 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain
(or loss) with respect to the Receivable. The
Receivable will be off set against the funds net payable to LBSF of $80,893,884 and is included in the Statement of assets and liabilities in Payable for investments purchased.
Future payments under the Agreement are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities.
All remaining payments under the Agreement will be recorded as realized gain or loss. The funds net payable to LBSF was calculated in accordance with the funds master contract with LBSF. The fund has accrued interest on the net payable, which is included in the Statement of operations in Interest expense. Putnam Management currently is in discussions with LBSF regarding resolution of amounts payable to LBSF. Amounts recorded are estimates and final payments may differ from these estimates by a material amount.



Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.